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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 6)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ROWAN COMPANIES, INC.

             (Exact name of registrant as specified in its charter)

                DELAWARE                                 75-0759420
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

         2800 POST OAK BOULEVARD
               SUITE 5450
             HOUSTON, TEXAS                              77056-6127
 (Address of principal executive office)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered

  RIGHTS TO PURCHASE SERIES A                     NEW YORK STOCK EXCHANGE
    JUNIOR PREFERRED STOCK                         PACIFIC STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act: NONE


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         On January 24, 2002, as authorized and approved by the Board of
Directors, Rowan Companies, Inc. (the "Company") and Citibank, N.A., as Rights Agent, entered into an Amended and Restated Rights Agreement (the "New Rights Agreement"), amending certain provisions of the Company's original Rights Agreement dated February 25, 1992, as amended (the "Original Rights Agreement"). The New Rights Agreement was adopted in the normal course of updating and extending the rights plan, which was scheduled to expire on February 25, 2002, and not in response to any proposal to acquire the Company. Primarily, the New Rights Agreement extends the term of the rights plan until January 24, 2012. Accordingly, this Form 8-A/A amends and restates in its entirety Item 1 of the Form 8-A filed by the Company on March 2, 1992.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Item 1 of the registrant's Form 8-A is hereby amended and restated to read as follows:

         On February 25, 1992 the Board of Directors (the "Board") of the Company declared a dividend of one preferred share purchase right (an "Original Right") for each outstanding share of common stock, par value $.125 per share, of the Company. The dividend was paid to the stockholders of record as of the close of business on March 11, 1992. By taking the action that the Board took on January 24, 2002, the Company amended and extended the term of the Original Rights to represent a right (a "Right") to purchase one one-hundredth of a share of Series A Junior Preferred Stock, $1.00 par value ("Preferred Stock"), of the Company at a price of $80.00 (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in the New Rights Agreement.

         In general terms, the New Rights Agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of the Company's outstanding common stock without the approval of the Board.

         The Rights trade with, and are inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock issued by the Company until the Distribution Date described below.

         Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Preferred Stock for $80.00, if the Rights become exercisable. This portion of the share of Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

         The Rights will not be exercisable until (i) ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or, if earlier, (ii) 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

         The date upon which the Rights become exercisable is referred to as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any



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transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

         If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $80.00, purchase shares of our common stock with a market value of $160.00, based on the market price of the common stock prior to such acquisition. This is referred to as the "Flip In" right.

         If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $80.00, purchase shares of the acquiring corporation with a market value of $160.00 based on the market price of the acquiring corporation's stock, prior to such merger. This is referred to as the "Flip Over" right.

         Each one one-hundredth of a share of Preferred Stock, if issued:

         o    will not be redeemable.

         o will entitle holders to quarterly dividend payments of $.01 per fractional share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

         o will entitle holders upon liquidation either to receive $.01 per fractional share or an amount equal to the payment made on one share of common stock, whichever is greater.

         o    will have the same voting power as one share of common stock.

         o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a share of Preferred Stock should approximate the value of one share of common stock.

         The Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of our common stock.

         After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.



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         The Board may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Stock or common stock. No adjustments to the Exercise Price of less than 1% will be made.

         The terms of the New Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

         As of December 31, 2001, there were 93,567,130 shares of common stock and associated Rights issued and outstanding. No shares of Preferred Stock and no shares of other preferred stock of the Company were outstanding as of December 31, 2001.

         A copy of the New Rights Agreement is filed as an exhibit hereto. A copy of the New Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the New Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2. EXHIBITS

         The following exhibits to this Registration Statement on Form 8-A/A, which constitute all the constituent instruments defining the rights of the holders of the Company's Common Stock, including any contracts or other documents which limit or qualify the rights of such holders, are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

         4.1 Amended and Restated Rights Agreement, dated as of January 24, 2002, between the Company and Citibank, N.A., as Rights Agent which includes exhibits as follows: Exhibit A - Certificate of Designation of Series A Junior Preferred Stock; Exhibit B - Form of Right Certificate; and Exhibit C - Summary of Rights to Purchase Preferred Stock. (Filed herewith.)

         4.2 Certificate of Designation of Series A Junior Preferred Stock of Rowan Companies, Inc. (Filed herewith.)



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment No. 6 to the Company's Registration Statement on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROWAN COMPANIES, INC.


                                        By:    /s/ E. E. THIELE
                                               ---------------------------------
                                               E. E. Thiele
                                               Senior Vice President - Finance,
                                               Administration and Treasurer


Date: February 12, 2002




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                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  4.1             Amended and Restated Rights Agreement, dated as of January 24,
                  2002, between the Company and Citibank, N.A., as Rights Agent which includes exhibits as follows: Exhibit A - Certificate of
                  Designation of Series A Junior Preferred Stock; Exhibit B -
                  Form of Rights Certificate; and Exhibit C - Summary of Rights
                  to Purchase Preferred Stock. (Filed herewith.)

  4.2 Certificate of Designation of Series A Junior Preferred Stock of Rowan Companies, Inc. (Filed herewith.)





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